

Zach Schlossberg · 2nd

We're reshaping the renovation estimating experience @frank-app.com

Los Angeles, California, United States · **Contact info**

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Frank App

ArtCenter College of Design

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For those of you who know me well you are likely aware that I was a renovation contractor before I...

UPDATE ELECTRICAL $1,475
INSTAL. HOT WATER TAP $875
NEW REFRIGERATOR $1,925
REPLACE CABINETRY $12,400
INSTALL LVT FLOORING $4,960

frank

Invest in Frank App Inc.: Generate detailed remodeling estimates automatically, on-site, an...
wefunder.com • 3 min read

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Congratulations to our recent prize winners at renovationstats.com!...



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427 followers

 **For those of you who know me well you are likely aware that I was a renovation contractor before I became an industrial designer and business consultant. In my lates...**
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Experience

CEO & Head of Product
Frank App · Full-time
Feb 2019 – Present · 2 yrs 4 mos
Greater Los Angeles Area

Frank is an estimating software designed specifically for the needs of home renovation contractors. Unlike larger commercial and residential contractors, home renovators usually get project information by meeting with clients – not by looking at architectural plans. Frank serves this use case by allowing contractors to answer a series of project questions on site, in dialogue with the client. By the time they walk out the door, Frank automatically produces a detailed project ballpark that's ready to share. Once contractors get back to the office, they can use Frank's powerful localized pricing database to quickly transform those onsite

Innovation and Design Strategy Consultant
Self-employed
Dec 2017 – Feb 2020 · 2 yrs 3 mos
Greater Los Angeles Area



Strategic Designer
BCG Digital Ventures
Mar 2018 – Oct 2018 · 8 mos
Manhattan Beach, California



Lead Industrial Designer- Sr. Consultant
Walt Disney Imagineering
Nov 2016 – Dec 2017 · 1 yr 2 mos
Glendale, California

Defined and implemented research, ideation, modeling, prototyping, and presentation development across a range of tangible and digital products.

Assembled and collaborated with PM's , vendors, and engineers to define and exec ...see more



Design Strategy Consultant
propelland
Oct 2016 – Nov 2016 · 2 mos
Madrid Area, Spain

Organized and conducted human centered research effort for major multinational client in multiple countries in Europe.

Designed research methodology and lead team analysis for actionable insights and ...see more

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Education



ArtCenter College of Design
Master of Science (M.S.), Industrial and Product Design
2014 – 2016
Activities and Societies: Dyson Fellow 2015



Claremont Graduate University - Peter F. Drucker and Masatoshi Ito Graduate School of Management
Master of Business Administration (M.B.A.), Innovation Systems Design
2015 – 2016
Activities and Societies: Beta Gamma Sigma Honors Society



The Cooper Union for the Advancement of Science and Art
Bachelor of Arts (BA), Fine and Studio Arts
2004 – 2007

Studied painting, film and sculpture. Developed critical thinking skills and learned to effectively analyze and critique aesthetic and conceptual components of work. Developed strong presentation skills and a thick skin.

Volunteer experience



Mentor
Also-Known-As, Inc.





2012 – 2013 • 1 yr
Children

Volunteer mentor for youth program that connects International child adoptees to other adoptees for group activities. Helped lead and coordinate activities for children aged 6-13.